--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U5B/A
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935


                                Exelon Corporation

     ----------------------------------------------------------------------

                               Name of Registrant
               Name, Title And Address Of Officer To Whom Notices
        And Correspondence Concerning This Statement Should Be Addressed

                               Randall E. Mehrberg
                     Senior Vice President & General Counsel
                                Exelon Corporation
                              10 South Dearborn Street
                                    37th Floor
                              Chicago, Illinois 60603





                            Glossary of Defined Terms

Act                  Public Utility Holding Company Act of 1935, as amended

ComEd                Commonwealth Edison Company

Commission           Securities and Exchange Commission

Exelon               Exelon Corporation

FERC                 Federal Energy Regulatory Commission

Financing U-1        The Form U-1 Application/Declaration filed by Exelon
                     Corporation, et al. in File No. 70-9693

Merger U-1           The Form U-1  Application/Declaration  filed by Exelon
                     Corporation in File No. 70-9645

PECO                 PECO Energy Company

Unicom               Unicom Corporation










--------------------------------------------------------------------------------

                             REGISTRATION STATEMENT

1.  Exact Name of Registrant:  Exelon Corporation

2.  Address of Principal Executive Offices:  10 South Dearborn Street,
                                             37th Floor,
                                             Chicago, Illinois 60603

3.  Name and address of Chief Accounting Officer:    Ruth Ann Gillis,
    Senior Vice President and Chief Financial Officer, Exelon Corporation, 10 South Dearborn Street, Chicago, Illinois 60603



4. Certain information as to the registrant and each subsidiary company thereof:





                         EXELON CORPORATION & SUBSIDIARIES


Name of Company                                                           Organization       State       Type of Business
---------------                                                           ------------       -----       ----------------
Exelon Corporation                                                        Corporation        PA          Holding
  Exelon Ventures Company, LLC                                            LLC                DE          Holding
    Exelon Generation Company, LLC                                        LLC                PA          Holding Company
      PECO Energy Power Company                                           Corporation        PA          Utility
        Susquehanna Power Company                                         Corporation        MD          Utility
          The Proprietors of the Susquehanna Canal                        Corporation        MD          Inactive
      Susquehanna Electric Company                                        Corporation        MD          Utility
      AmerGen Energy Company, LLC (50% interest)                          LLC                DE          Exempt Wholesale Generator
        AmerGen Vermont, LLC                                              LLC                VT          Exempt Wholesale Generator
      Exelon (Fossil) Holdings, Inc.                                      Corporation        DE          Inactive
        Sithe Energies Inc.                                               Corporation        DE          Energy Related
        (49.9% interest)
      Exelon Peaker Development General, LLC                              LLC                DE          Investment
      Exelon Peaker Development Limited, LLC                              LLC                DE          Investment
        Extex LaPorte L.P.                                                LP                 TX          Exempt Wholesale Generator
      Concomber Ltd.                                                      Corporation        Bermuda     Captive Insurance Company
    Exelon Enterprises Company, LLC                                       LLC                PA          Energy Services
      Exelon Communications Holdings,LLC                                  LLC                PA          Telecommunications
        AT&T Wireless PCS of Philadelphia, LLC (49% interest)             LLC                DE          Telecommunications
        PHT Holdings LLC
          PECO Hyperion Telecommunications (49% interest held;            LLC                DE          Telecommunications
          PECO holds 1% interest)                                         Partnership        PA          Telecommunications
        Exelon Communications LLC                                         LLC                PA          Telecommunications
      Energy Trading Company                                              Corporation        DE          Investment
      Exelon Enterprises Management, Inc.                                 Corporation        PA          Investment
        UniGrid Energy LLC (50% interest)                                 LLC                DE          Energy-related


------------------------------------------------------------------------------------------------------------------
                                                                                                            Page 2

Name of Company                                                           Organization      State        Type of Business
---------------                                                           ------------      -----        ----------------
       CIC Global, LLC (50% interest)                                     LLC                DE          Telecommunications
       Exelon Capital Partners, Inc.                                      Corporation        DE          Energy-related or
                                                                                                         Telecommunications
         Permits Now (approximately 15% interest)                         Corporation        MD          Telecommunications
         OmniChoice.com, Inc. (approximately 30% interest)                Corporation        DE          Telecommunications
         Enertech Capital Partners, II (approximately 11% interest)                                      Investment
       VITTS Network Group, Inc. (approximately 20% interest)             Corporation        DE          Telecommunications
       NEON Communications, Inc. (approximately 10% interest)             Corporation        DE          Telecommunications
    Exelon Infrastructure Services, Inc. (approximately 95% interest)     Corporation        DE          Infrastructure Services
       Exelon Infrastructure Services of PA, Inc.                         Corporation        DE          Infrastructure Services
            EIS Engineering, Inc.                                         Corporation        DE          Infrastructure Services
               P.A.C.E. Field Services, LLC                               LLC                DE          Infrastructure Services
               P.A.C.E. Environmental, LLC                                LLC                DE          Infrastructure Services
       Chowns Communications, Inc.                                        Corporation        DE          Infrastructure Services
       Fischbach and Moore Electric, Inc.                                 Corporation        DE          Infrastructure Services
       MRM Technical Group, Inc.                                          Corporation        DE          Infrastructure Services
            Aconite Corporation                                           Corporation        MN          Infrastructure Services
            Gas Distribution Contractors, Inc.                            Corporation        MO          Infrastructure Services
            Mid-Atlantic Pipeliners, Inc.                                 Corporation        DE          Infrastructure Services
            Mueller Distribution Contractors, Inc.                        Corporation        GA          Infrastructure Services
            Mueller Energy Services, Inc.                                 Corporation        NY          Infrastructure Services
            Mueller Pipeliners, Inc.                                      Corporation        DE          Infrastructure Services
            Mechanical Specialties Incorporated                           Corporation        WI          Infrastructure Services
            Rand-Bright Corporation                                       Corporation        WI          Infrastructure Services
       Syracuse Merit Electric, Inc.                                      Corporation        DE          Infrastructure Services
       NEWCOTRA, Inc.                                                     Corporation        DE          Infrastructure Services
            Fischbach and Moore, Incorporated                             Corporation        NY          Infrastructure Services
                Fischbach and Moore Electrical  Contracting Inc.          Corporation        DE          Infrastructure Services
                T.H. Green Electric Co., Inc.                             Corporation        NY          Infrastructure Services
       Trinity Industries, Inc.                                           Corporation        DE          Infrastructure Services
       OSP Consultants, Inc.                                              Corporation        VA          Infrastructure Services
            International Communications Services, Inc.                   Corporation        NV          Infrastructure Services
            OSP Inc.                                                      Corporation        VA          Infrastructure Services
            OSP Servicios, S.A. de C.V.                                   S.A. de C.V.       Mexico      Inactive
            OSP Telecom, Inc.                                             Corporation        DE          Infrastructure Services
            OSP Telecomm de Mexico, S.A. de C.V.                          S.A. de C.V.       Mexico      Inactive
            OSP Telcom de Colombia, LTDA                                  LTDA               Colombia    Inactive
            OSP Telecommunications, Ltd.                                  Limited            Bermuda     Inactive
            RJE Telecom, Inc.                                             Corporation        FL          Infrastructure Services
            Utility Locate & Mapping Services, Inc.                       Corporation        VA          Infrastructure Services
            Univerisal Network Services, Inc. (49% interest)              Corporation        CA          Infrastructure Services
       Dashiell Holdings Corp.                                            Corporation        DE          Infrastructure Services
            Dashiell Corporation                                          Corporation        TX          Infrastructure Services
                Dacon Corporation                                         Corporation        TX          Infrastructure Services
       VSI Group Inc.                                                     Corporation        DE          Infrastructure Services
            International Vital Solutions Group, Inc.                     Corporation        MD          Infrastructure Services
       Michigan Trenching Service, Inc.                                   Corporation        MI          Infrastructure Services
       Lyons Equipment, Inc.                                              Corporation        MI          Infrastructure Services
       M.J. Electric, Inc.                                                Corporation        DE          Infrastructure Services
       Electric Services,Inc.                                             Corporation        DE          Infrastructure Services
       EIS Investments, LLC                                               LLC                DE          Infrastructure Services
            WCB Services, LLC (49% interest)                              LLC                OK          Infrastructure Services
    Adwin Equipment Company                                               Corporation        PA          Energy-related
    Utility Competitive Advantage Fund I, LLC (11.11% interest)           LLC                DE          Energy-related or
                                                                                                         telecommunications
       Unicom Energy Services Inc.                                        Corporation        IL          Energy-related
          Systems Engineering and Management Corp.                        Corporation        TN          Energy-related
       Unicom Energy Inc.                                                 Corporation        DE          Energy-related
          Unicom Energy Ohio, Inc.                                        Corporation        DE          Energy-related
          AllEnergy Gas & Electric Marketing Company, LLC                 LLC                DE          Energy-related
       Unicom Mechanical Services, Inc.                                   Corporation        IL          Energy Services

--------------------------------------------------------------------------------------------------------------------
                                                                                                              Page 3

Name of Company                                                           Organization      State        Type of Business
---------------                                                           ------------      -----        ----------------
     Unicom Power Holdings Inc.                                           Corporation        DE          Energy-related
     Unicom Power Marketing Inc.                                          Corporation        DE          Energy-related
     Unicom Healthcare Management Inc.                                    Corporation        IL          Medical Plan Liabilities
     UT Holdings Inc.                                                     Corporation        DE          Energy systems
        Northwind Chicago LLC (50% interest)                              LLC                DE          Energy systems
        Unicom Thermal Development Inc.                                   Corporation        DE          Energy systems
        Unicom Thermal Technologies Inc.                                  Corporation        IL          Energy systems
        Unicom Thermal Technologies Boston Inc.                           Corporation        DE          Energy systems
          Northwind Boston LLC (25% interest)                             LLC                MA          Energy systems
        Unicom Thermal Technologies Houston Inc.                          Corporation        DE          Energy systems
          Northwind Houston LLC (25% interest)                            LLC                DE          Energy systems
            Northwind Houston LP (25% interest)                           Limited            DE          Energy systems
                                                                          Partnership
        Unicom Thermal Technologies North America Inc.                    Corporation        DE          Energy systems
          Northwind Thermal Technologies Canada Inc.                      Corporation        Canada      Energy systems
            Unicom Thermal Technologies Inc.                              Corporation        Canada      Energy systems
        UTT National Power Inc.                                           Corporation        IL          Energy systems
          Northwind Midway LLC                                            LLC                DE          Energy systems
        UTT Nevada Inc.                                                   Corporation        NE          Energy systems
          Northwind Aladdin LLC (75% interest)                            LLC                NV          Energy systems
          Northwind Las Vegas LLC (50% interest)                          LLC                NV          Energy systems
        UTT Phoenix, Inc.                                                 Corporation        DE          Energy systems
          Northwind Arizona Development LLC (50% interest)                LLC                DE          Energy systems
          Northwind Phoenix LLC (50% interest)                            LLC                DE          Energy systems
  Commonwealth Edison Company                                             Corporation        IL          Utility
     Commonwealth Edison Company of Indiana                               Corporation        IN          Energy Related
     ComEd Financing I                                                    Trust              DE          Financing
     ComEd Financing II                                                   Trust              DE          Financing
     ComEd Funding, LLC                                                   LLC                DE          Financing
        ComEd Transitional Funding Trust                                  Trust              DE          Financing
     Commonwealth Research Corporation                                    Corporation        IL          Energy Related
     Edison Development Corporation                                       Corporation        DE          Real Estate
     Edison Development Canada, Inc.                                      Corporation        Canada      Development
        Edison Finance Partnership                                        Partnership        Canada      Financing
  Unicom Investments, Inc.
     Scherer Holdings 1, LLC                                              LLC                DE          Tax Advantage
     Scherer Holdings 2, LLC                                              LLC                DE          Tax Advantage
     Scherer Holdings 3, LLC                                              LLC                DE          Tax Advantage
     Spruce Holdings G.P. 2000, LLC                                       LLC                DE          Tax Advantage
     Spruce Holdings L.P. 2000, LLC                                       LLC                DE          Tax Advantage
        Spruce Equity Holdings, L.P.                                      LP                 DE          Tax Advantage
          Spruce Holdings Trust                                           SBT                DE          Tax Advantage
     Wansley Holdings 1, LLC                                              SBT                DE          Tax Advantage
     Wansley Holdings 2, LLC                                              SBT                DE          Tax Advantage
  Unicom Resources Inc.                                                   Corporation        IL          Inactive
  Unicom Assurance Company Ltd.                                           Corporation        IL          Insurance
  Exelon Business Services Company                                        Corporation        PA          Mutual Services Company

-------------------------------------------------------------------------------------------------------------------
                                                                                                             Page 4

Name of Company                                                           Organization      State        Type of Business
---------------                                                           ------------      -----        ----------------
  Boston Financial Institutional Tax CreditFund X (approximately          LP                 MA          Tax Advantaged
    11% interest)
  Boston Financial Institutional Tax Credit Fund XIX (approximately       LP                 MA          Tax Advantaged
    14% interest)
  Related Corporate Partners XII, LP  (approximately 36% interest)        LP                 DE          Tax Advantaged
  Boston Financial Institutional Tax Credit Fund XIV (approximately       LP                 MA          Tax Advantaged
    44% interest)
  Boston Financial Institutional Tax Credit Fund XXI (approximately       LP                 MA          Tax Advantaged
    27% interest)
  Related Corporate Partners XIV, LP (approximately 16% interest)         LP                 DE          Tax Advantaged
  Summit Corporate Tax Credit Fund II (approximately 33% interest)        LP                 WA          Tax Advantaged
  USA Institutional Tax Credit Fund XXII (approximately 30% interest)     LP                 DE          Tax Advantaged
  UTECH Climate Challenge Fund, LP (approximately 24% interest)           LP                 DE          Energy Related
  Utility Competitive Advantage Fund I, LLC (approximately 11.1%          LLC                DE          Energy Related or Telecom
    interest)
  Utility Competitive Advantage Fund II, LLC (approximately               LLC                DE          Energy Related or Telecom
    17.64% interest)
  PECO Energy Company                                                     Corporation        PA          Utility
     PECO Energy Capital Corp.                                            Corporation        DE          Financing
         PECO Energy Capital, LP                                          LP                 DE          Financing
         PECO Energy Capital Trust II                                     Trust              DE          Financing
         PECO Energy Capital Trust III                                    Trust              DE          Financing
     PECO Energy Transition Trust                                         Statutory          DE          Financing
                                                                          Business
     Extel, LLC                                                           LLC                DE          Financing
       PECO Wireless, LLC (99% PECO, 1% Extel)                            LLC                DE          Telecom/Financing
         ATNP Finance Company                                             Corporation        DE          Financing
         PEC Financial Services                                           LLC                PA          Financing
     Adwin Realty Company                                                 Corporation        PA          Real Estate
       Ambassador II Joint Venture                                        Partnership        PA          Real Estate
       Bradford Associates                                                Partnership        PA          Real Estate
       Franklin Town Towers Associates                                    Partnership        PA          Real Estate
       Henderson Ambassador Associates                                    Partnership        PA          Real Estate
     East Coast Natural Gas Cooperative LLC                               LLC                DE          Energy Services
     Horizon Energy Company                                               Corporation        PA          Inactive


                                    BUSINESS

5. (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

          Information regarding the general business of Exelon and its subsidiaries can be found in the following documents: Item 1 of the Annual Report of Unicom Corporation on Form 10-K for the year ended December 31, 1999 (File No. 1-11375), Item 1 of the Annual Report of PECO Energy Company on Form 10-K for the year ended December 31, 1999 (File No. 1-1401), and
     Item 1C of the Merger U-1 (File No. 70-9645), each of which is incorporated by reference herein.

--------------------------------------------------------------------------------

     (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

               Information regarding any substantial changes which may have occurred in the general character of the business of Exelon and its subsidiaries during the preceding five years can be found in Unicom's and PECO's respective 10-Ks for each of the previous five years which were previously filed with the Commission and are incorporated by reference herein.

                                    PROPERTY

6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

          See Item 2 of the Annual Report of Unicom Corporation on Form 10-K for the year ended December 31, 1999 (File No. 1-11375) and Item 2 of the Annual Report of PECO Energy Company on Form 10-K for the year ended December 31, 1999 (File No. 1-1401).


                             INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:







                                    Electric Energy           Gas
Total Annual Sales                              KWh           Mcf
--------------------------------------------------------------------------------
Interstate Transactions:

     Name of State

Delivered Out of State

Received from Out of State

               ComEd and PECO have on file with the FERC their respective 1999 FERC Form 1 which include information regarding the transmission of electric energy. These reports also have been provided as Exhibits G-1 and G-2.


               PECO does not own and operate facilities for the transmission of gas in interstate commerce. PECO purchases gas transportation and storage services for their retail customers from regulated interstate pipeline suppliers.


                             SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

--------------------------------------------------------------------------------

                                   FUNDED DEBT

     (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed:
          (Do not include here any contingent liabilities reported under paragraph 8(c).)

             BY PERMISSION OF THE STAFF OF THE COMMISSION, COLUMNS E
                          THROUGH I HAVE BEEN OMITTED.

                             AS OF SEPTEMBER 30, 2000


                                                                             Amount Issued
Name of Obligor             Title of Issue            Amount Authorized       Less Retired
-------------------------------------------------------------------------------------------
COMED                       First Mortgage Bonds        $200,000,000          $200,000,000
                            Series 85, 7.375%
                            Due September 15, 2002

COMED                       First Mortgage Bonds        100,000,000           100,000,000
                            Series 96, 6.625%
                            Due July 15, 2003

COMED                       First Mortgage Bonds         26,000,000            26,000,000
                            Pollution Control
                            Series 1994A, 5.300%
                            Due January 15, 2004

COMED                       First Mortgage Bonds        225,000,000           225,000,000
                            Series 93, 7.000%
                            Due July 1, 2005

COMED                       First Mortgage Bonds        100,000,000           100,000,000
                            Series 76, 8.250%
                            Due October 1, 2006

------------------------------------------------------------------------------------------
                                                                                    Page 7


COMED                       First Mortgage Bonds        125,000,000           125,000,000
                            Series 78, 8.375%
                            Due October 15, 2006

COMED                       First Mortgage Bonds        110,000,000           110,000,000
                            Pollution Control
                            Series 1996A, 4.400%
                            Due December 1, 2006

COMED                       First Mortgage Bonds         89,400,000            89,400,000
                            Pollution Control
                            Series 1996B, 4.400%
                            Due December 1, 2006

COMED                       First Mortgage Bonds        140,000,000           140,000,000
                            Series 83, 8.000%
                            Due May 15, 2008

COMED                       First Mortgage Bonds         20,000,000            20,000,000
                            Pollution Control
                            Series 1994B, 5.700%
                            Due January 15, 2009

COMED                       First Mortgage Bonds        100,000,000           100,000,000
                            Pollution Control
                            Series 1991, 7.250%
                            Due June 1, 2011

COMED                       First Mortgage Bonds        220,000,000           220,000,000
                            Series 92, 7.625%
                            Due April 15, 2013

COMED                       First Mortgage Bonds        150,000,000           150,000,000
                            Series 94, 7.500%
                            Due July 1, 2013

COMED                       First Mortgage Bonds         20,000,000            20,000,000
                            Pollution Control
                            Series 1994C, 5.850%
                            Due January 15, 2014

COMED                       First Mortgage Bonds         91,000,000            91,000,000
                            Pollution Control
                            Series 1994D, 6.750%
                            Due March 1, 2015

COMED                       First Mortgage Bonds        260,000,000           250,000,000
                            Series 75, 9.875%
                            Due June 15, 2020

COMED                       First Mortgage Bonds        200,000,000           200,000,000
                            Series 81, 8.625%
                            Due February 1, 2022

COMED                       First Mortgage Bonds        200,000,000           200,000,000
                            Series 84, 8.500%
                            Due July 15, 2022

COMED                       First Mortgage Bonds        200,000,000           200,000,000
                            Series 86, 8.375%
                            Due September 15, 2022

COMED                       First Mortgage Bonds        250,000,000           235,950,000
                            Series 88, 8.375%
                            Due February 15, 2023

COMED                       First Mortgage Bonds        160,000,000           160,000,000
                            Series 91, 8.000%
                            Due April 15, 2023

COMED                       First Mortgage Bonds        150,000,000           150,000,000
                            Series 97, 7.750%
                            Due July 15, 2023

------------------------------------------------------------------------------------------
                                                                                    Page 8


COMED                       Sinking Fund Debentures      49,000,000             1,000,000
                            2.875%
                            Due April 1, 2001

COMED                       Sinking Fund Debentures      50,000,000             4,925,000
                            3.125%
                            Due October 1, 2004

COMED                       Sinking Fund Debentures      50,000,000             8,000,000
                            3.875%
                            Due January 1, 2008

COMED                       Sinking Fund Debentures      20,000,000             3,568,000
                            4.625%
                            Due January 1, 2009

COMED                       Sinking Fund Debentures      40,000,000             9,181,000
                            4.750%
                            Due December 1, 2011

COMED                       Subordinated Deferrable     206,190,000           206,190,000
                            Interest Notes
                            8.480%
                            Due September 30, 2035

COMED                       Subordinated Deferrable     154,640,000           154,640,000
                            Interest Debentures
                            8.500%
                            Due January 15, 2027

COMED TRANSITIONAL          Transitional Funding        425,032,687           254,541,398
FUNDING TRUST               Trust Notes
                            Class A-2
                            Series 1998, 5.290%
                            Due June 25, 2001

COMED TRANSITIONAL          Transitional Funding        258,860,915           258,860,915
FUNDING TRUST               Trust Notes
                            Class A-3
                            Series 1998, 5.340%
                            Due March 25, 2002

COMED TRANSITIONAL          Transitional Funding        421,139,085           421,139,085
FUNDING TRUST               Trust Notes
                            Class A-4
                            Series 1998, 5.390%
                            Due June 25, 2003

COMED TRANSITIONAL          Transitional Funding        598,510,714           598,510,714
FUNDING TRUST               Trust Notes
                            Class A-5
                            Series 1998, 5.440%
                            Due March 25, 2005

COMED TRANSITIONAL          Transitional Funding        761,498,286           761,498,286
FUNDING TRUST               Trust Notes
                            Class A-6
                            Series 1998, 5.630%
                            Due June 25, 2007

COMED TRANSITIONAL          Transitional Funding        510,000,000           510,000,000
FUNDING TRUST               Trust Notes
                            Class A-7
                            Series 1998, 5.740%
                            Due December 25, 2008

COMED                       Pollution Control            50,000,000            45,500,000
                            Obligation Illinois
                            Industrial Pollution
                            Control Finance Authority
                            5.875%
                            Due May 15, 2007

------------------------------------------------------------------------------------------
                                                                                    Page 9


COMED                       Pollution Control            50,000,000            50,000,000
                            Obligation
                            Illinois Development
                            Finance Authority
                            Series 1994C, Variable
                            Due March 1, 2009

COMED                       Pollution Control            42,200,000            42,200,000
                            Obligation
                            Illinois Development
                            Finance Authority
                            Series 1994B, Variable
                            Due October 15, 2014

COMED                       Medium Term Notes            25,000,000            25,000,000
                            Series 3N-3037, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes             2,000,000             2,000,000
                            Series 3N-3038, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes            25,000,000            25,000,000
                            Series 3N-3039, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes            23,000,000            23,000,000
                            Series 3N-3040, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes            25,000,000            25,000,000
                            Series 3N-3041, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes            14,000,000            14,000,000
                            Series 3N-3032, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes            14,000,000            14,000,000
                            Series 3N-3033, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes            10,000,000            10,000,000
                            Series 3N-3034, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes            14,000,000            14,000,000
                            Series 3N-3035, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes             4,000,000             4,000,000
                            Series 3N-3036, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes           200,000,000           200,000,000
                            7.158%
                            Due September 30, 2002

COMED                       Medium Term Notes           250,000,000           250,000,000
                            7.284%
                            Due September 30, 2003

UNICOM CORPORATION          NDH Capital Corporation      10,000,000             4,211,773
                            Note, 8.310%
                            Due January 1, 2003

UNICOM CORPORATION          NDH Capital Corporation       6,025,200             5,228,268
                            Note, 8.300%
                            Due January 15, 2009

UNICOM CORPORATION          NDH Capital Corporation      10,000,000             5,021,147
                            Note, 8.440%
                            Due January 1, 2004

--------------------------------------------------------------------------------------------
                                                                                     Page 10


UNICOM CORPORATION          NDH Capital Corporation       7,580,221             6,568,375
                            Note, 8.550%
                            Due January 15, 2009

UNICOM CORPORATION          NDH Capital Corporation       3,632,294             3,632,294
                            Note, 8.650%
                            Due January 15, 2010

UNICOM CORPORATION          Corporate Credit Inc.         6,880,178             6,880,178
                            Note, 8.875%
                            Due January 15, 2010

UNICOM CORPORATION          Corporate Credit Inc.         9,224,623             8,702,844
                            Note, 7.980%
                            Due July 15, 2010

COMED                       Note, 6.400%                235,000,000           235,000,000
                            Due October 15, 2005

COMED                       Note, 7.375%                150,000,000           150,000,000
                            Due January 15, 2004

COMED                       Note, 7.625%                150,000,000           150,000,000
                            Due January 15, 2007

COMED                       Note, 6.950%                225,000,000           225,000,000
                            Due July 15, 2018

UNICOM MECHANICAL           Note, 8.500%                     40,960                 3,414
SERVICES                    Due January 1, 2001

UNICOM MECHANICAL           Note, 8.750%                     19,085                 4,112
SERVICES                    Due March 31, 2001

UNICOM MECHANICAL           Note, 8.900%                     19,085                 4,690
SERVICES                    Due April 30, 2001

UNICOM MECHANICAL           Note, 9.000%                     92,013                82,917
SERVICES                    Due May 15, 2003

UNICOM MECHANICAL           Note, 9.250%                     63,570                60,134
SERVICES                    Due July 15, 2003

UNICOM THERMAL              Edison Finance               16,860,300            17,350,500
TECHNOLOGIES                Partnership
                            Note Payable, 7.750%
                            Due December 31, 2008

UNICOM THERMAL              Guaranteed Senior Notes      11,523,000            11,422,650
TECHNOLOGIES                7.680%
                            Due June 30, 2023

UNICOM THERMAL              Guaranteed Senior Notes      28,000,000            28,000,000
TECHNOLOGIES                9.090%
                            Due January 31, 2020

UNICOM THERMAL              UTT National Power            2,098,200             1,123,456
TECHNOLOGIES                Equipment Group
                            Obligation, 8.000%
                            Due April 1, 2015

COMED                       Commercial Paper          1,200,000,000           277,867,000

UNICOM                      Bank Loan                 1,200,000,000         1,200,000,000

COMED                       Purchase Contract             1,430,000               254,174
                            Obligation, 3.000%
                            Due April 30, 2005

PETT                        Transition Bonds            244,470,272            81,970,272
                            1999 Series A-1, 5.4800%
                            Due March 1, 2001

PETT                        Transition Bonds            275,371,325           275,371,325
                            1999 Series A-2, 5.6300%
                            Due March 1, 2003


------------------------------------------------------------------------------------------------
                                                                                         Page 11

PETT                        Transition Bonds            667,000,000           667,000,000
                            1999 Series A-3
                            LIBOR + 0.125%
                            Due March 1, 2004

PETT                        Transition Bonds            458,518,647           458,518,647
                            1999 Series A-4, 5.8000%
                            Due March 1, 2005

PETT                        Transition Bonds            464,600,000           464,600,000
                            1999 Series A-5
                            LIBOR + 0.200%
                            Due September 1, 2007

PETT                        Transition Bonds            993,386,331           993,386,331
                            1999 Series A-6, 6.0500%
                            Due March 1, 2007

PETT                        Transition Bonds            896,653,425           896,653,425
                            1999 Series A-7, 6.1300%
                            Due September 1, 2008

PETT                        Transition Bonds            110,000,000           110,000,000
                            2000 Series A-1, 7.1800%
                            Due September 1, 2001

PETT                        Transition Bonds            140,000,000           140,000,000
                            2000 Series A-2, 7.3000%
                            Due September 1, 2002

PETT                        Transition Bonds            398,838,452           398,838,452
                            2000 Series A-3, 7.6250%
                            Due March 1, 2009

PETT                        Transition Bonds            351,161,548           351,161,548
                            2000 Series A-4, 7.6500%
                            Due September 1, 2009

PECO                        First Mortgage Bonds        250,000,000           250,000,000
                            5.625% Series,
                            Due November 1, 2001

PECO                        First Mortgage Bonds         75,000,000            75,000,000
                            6.375% Series,
                            Due August 15, 2005

PECO                        First Mortgage Bonds        200,000,000           200,000,000
                            6.50% Series,
                            Due May 1, 2003

PECO                        First Mortgage Bonds        250,000,000           250,000,000
                            6.625% Series,
                            Due March 1, 2003

PECO                        First Mortgage Bonds        175,000,000           175,000,000
                            7.125% Series,
                            Due September 1, 2002

PECO                        First Mortgage Bonds        100,000,000             5,280,000
                            7.50% Series,
                            Due July 15, 2002

PECO                        First Mortgage Bonds        200,000,000            41,636,000
                            8.00% Series,
                            Due April 1, 2002

PECO                        First Mortgage Bonds         50,000,000            50,000,000
                            Pollution Control
                            Delaware County
                            Series 1988-A, 4.1567%
                            Due December 1, 2012

PECO                        First Mortgage Bonds         50,000,000            50,000,000
                            Pollution Control
                            Delaware County
                            Series 1988-B, 4.1996%
                            Due December 1, 2012

-------------------------------------------------------------------------------------------
                                                                                    Page 12

PECO                        First Mortgage Bonds         50,000,000            50,000,000
                            Pollution Control
                            Delaware County
                            Series 1988-C, 4.2007%
                            Due December 1, 2012

PECO                        First Mortgage Bonds          4,200,000             4,200,000
                            Pollution Control
                            Salem County
                            Series 1988-A, 4.0738%
                            Due December 1, 2012

PECO                        First Mortgage Bonds         29,540,000            29,530,000
                            Pollution Control
                            Montgomery County
                            Series 1992-A, 6.6250%
                            Due June 1, 2022

PECO                        First Mortgage Bonds        160,560,000            68,795,000
                            Pollution Control
                            Montgomery County
                            Series 1991-B, 6.7000%
                            Due December 1, 2021

PECO                        First Mortgage Bonds         90,000,000            39,235,000
                            Pollution Control
                            Delaware County
                            Series 1991-A, 7.3750%
                            Due April 1, 2021

PECO                        First Mortgage Bonds         27,030,000            13,150,000
                            Pollution Control
                            Montgomery County
                            Series 1991-A, 7.6000%
                            Due April 1, 2021

PECO                        Pollution Control Notes      24,125,000            24,125,000
                            Delaware County
                            Series 1993-A, 4.5935%
                            Due August 1, 2016

PECO                        Pollution Control Notes      17,240,000            17,240,000
                            Indiana County
                            Series 1997-A, 4.4100%
                            Due June 1, 2027

PECO                        Pollution Control Notes      23,000,000            23,000,000
                            Salem County
                            Series 1993-A, 3.8774%
                            Due March 1, 2025

PECO                        Pollution Control Notes      82,560,000            82,560,000
                            Montgomery County
                            Series 1994-A, 4.2160%
                            Due June 1, 2029

PECO                        Pollution Control Notes      13,340,000            13,340,000
                            Montgomery County
                            Series 1994-B, 4.3000%
                            Due June 1, 2029

PECO                        Pollution Control Notes      18,440,000            18,440,000
                            York County
                            Series 1993-A, 4.5935%
                            Due August 1, 2016

PECO                        Pollution Control Notes      34,000,000            34,000,000
                            Montgomery County
                            Series 1996-A, 4.1840%
                            Due March 1, 2034

PECO                        Pollution Control Notes      50,765,000            50,765,000
                            Delaware County
                            Series 1999-A, 5.2000%
                            Due October 1, 2021


--------------------------------------------------------------------------------------------
                                                                                     Page 13

PECO                        Pollution Control Notes      91,775,000            91,775,000
                            Montgomery County
                            Series 1999-A, 5.2000%
                            Due October 1, 2030

PECO                        Pollution Control Notes      13,880,000            13,880,000
                            Montgomery County
                            Series 1999-B, 5.3000%
                            Due October 1, 2034

PECO                        Citicorp Notes Payable       38,488,000            38,488,000
                            (under special-agreement
                            accounts receivable)
                            6.6300% Series
                            Due November 14, 2000

PECO                        Siemens Notes Payable        20,625,000            14,498,000
                            Limerick Generating Station
                            Turbo Refit, 7.2500% Series
                            Unit 1 Due June 30, 2003
                            Unit 2 Due June 30, 2004



                                  CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest give information in number of shares and in dollar amounts: (Do not include here any warrants, options, or other securities reported under paragraph 8(d).)

                  BY PERMISSION OF THE STAFF OF THE COMMISSION,
                     COLUMNS G THROUGH J HAVE BEEN OMITTED.

                                                                                         AMOUNT          ADDITIONAL
                          NAME OF                                TITLE OF              AUTHORIZED          AMOUNT        AMOUNT
                          ISSUER                                  ISSUE                BY CHARTER         UNISSUED       ISSUED
-----------------------------------------------------------------------------------------------------------------------------------
Exelon Corporation
 Commonwealth Edison Company
      Commonwealth Edison Company of Indiana, Inc.               Com. Stk.              1,500,000          391,916      1,108,084
      ComEd Financing I
      ComEd Financing II
      ComEd Funding, LLC
           ComEd Transitional Funding Trust
      Commonwealth Research Corporation                          Com. Stk.                  1,000              800            200
      Concomber Ltd
      Edison Development Company                                 Com. Stk.                 10,000            9,259            741
      Edison Development Canada Inc.                             Prf. Stk.              Unlimited              n/a          2,600
           Edison Finance Partnership

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            Page 14

 Unicom Enterprises, Inc.                                        Com. Stk.                    100                -            100
      Unicom Energy Services Inc.                                Com. Stk.                  1,000              900            100
           Unicom Energy Inc.                                    Com. Stk.                  1,000              900            100
                Unicom Energy Ohio, Inc.                         Com. Stk.                  1,000                -          1,000
      Unicom Mechanical Services, Inc.                           Com. Stk.                  1,000              900            100
           Building Automated Systems and Services, Inc.         Com. Stk.                 60,000           59,000          1,000
           Bumler Heating and Specialties, Inc.                  Com. Stk.                 15,000            4,995         10,005
           Metropolitan Mechanical Contractors, Inc.             Class A Com. Stk.        100,000           71,598         28,402
                                                                 Class B Com. Stk.        100,000           69,972         30,028
           Hoekstra Building Automation, Inc.                    Com. Stk.                 10,000            9,900            100
           Access Systems, Inc.                                  Com. Stk.                 10,000            9,900            100
           Buckeye Acquisition Corporation                       Com. Stk.                  1,000              900            100
           Reliance Mechanical Corp.                             Com. Stk.                    500              300            200
      Unicom Power Holdings Inc.                                 Com. Stk.                  1,000              900            100
      Unicom Power Marketing Inc.                                Com. Stk.                  1,000              900            100
      Unicom Healthcare Management Inc.                          Class A Com. Stk.          1,000                -          1,000
                                                                 Class B Com. Stk.            110                -            110
      UT Holdings Inc.                                           Com. Stk.                  1,000              900            100
           Northwind Chicago LLC
           Unicom Thermal Development Inc.                       Com. Stk.                    100                -            100
           Unicom Thermal Technologies Inc.                      Com. Stk.                    100                -            100
           Unicom Thermal Technologies Boston Inc.               Com. Stk.                    100                -            100
                Northwind Boston LLC
           Unicom Thermal Technologies Houston Inc.              Com. Stk.                    100                -            100
                Northwind Houston LLC
                     Northwind Houston LP
           Unicom Thermal Technologies North America Inc.        Com. Stk.                  3,000            2,990             10
                Northwind Thermal Technologies Canada Inc.       Com. Stk.                 10,000            9,990             10
                     Unicom Thermal Technologies Inc.            Com. Stk.                 10,000            9,990             10
           UTT National Power Inc.                               Com. Stk.                  1,000              900            100
                Northwind Midway LLC
           UTT Nevada Inc.                                       Com. Stk.                    100                -            100
                Northwind Aladdin LLC
                Northwind Las Vegas LLC
           UTT Phoenix, Inc.                                     Com. Stk.                  1,000              900            100
                Northwind Arizona Development LLC
                Northwind Phoenix LLC
 Unicom Investment Inc.                                          Com. Stk.                  1,000              900            100
      Scherer Holdings 1, LLC
      Scherer Holdings 2, LLC
      Scherer Holdings 3, LLC
      Spruce Holdings G.P. 2000, LLC
      Spruce Holdings L.P. 2000, LLC
      Wansley Holdings 1, LLC
      Wansley Holdings 2, LLC
 Unicom Resources Inc.                                           Com. Stk.                  1,000              900            100
 PECO Energy Company
      PECO Energy Capital Corp.                                  Common Stock               1,000            1,000              -
      PECO Energy Capital, LP
                PECO Energy Capital Trust II
                PECO Energy Capital Trust III
      PECO Energy Transition Trust                                                    N/A              N/A             N/A
      PECO Energy Power Company                                  Common Stock             984,000                -        984,000
           Susquehanna Power Company                             Common Stock           1,500,000          227,000      1,273,000
                The Proprietors of the Susquehanna Canal                              N/A              N/A             N/A
      Susquehanna Electric Company                               Common Stock               1,000                -          1,000
      PECO Wireless, LLC                                                              N/A              N/A             N/A
           AT&T Wireless PCS of Philadelphia, LLC                                     N/A              N/A             N/A
                ATNP Finance Company                                                  N/A              N/A             N/A
                PEC Financial Services, LLC                                           N/A              N/A             N/A
      PECO Hyperion Telecommunications (Partnership)                                  N/A              N/A             N/A
      Eastern Pennsylvania Development Company                   Common Stock               1,000                -          1,000
           Adwin Realty Company                                  Common Stock               1,000                -          1,000
                Ambassador II Joint Venture                                           N/A              N/A             N/A
                Bradford Associates                                                   N/A              N/A             N/A
                Franklin Town Towers Associates                                       N/A              N/A             N/A
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            Page 15

                Henderson Ambassador Associates                                       N/A              N/A             N/A
                Riverwatch Associates                                                 N/A              N/A             N/A
                Route 724                                                             N/A              N/A             N/A
                Signa Joint Venture                                                   N/A              N/A             N/A
                     Central Sewer Project Development Group Ltd                      N/A              N/A             N/A
           Energy Assets
                Global EPS LC
           Exelon (Fossil) Holdings, Inc.                        Common Stock               1,000              900            100
           Exelon Peaker Development General, LLC                                     N/A              N/A             N/A
           Exelon Peaker Development Limited, LLC                                     N/A              N/A             N/A
      Maxey Flats Site IRP, LLC
      Bridgeport Rental & Oil Services Superfund Site ERT
      Utility Competitive Advantage Fund I, LLC
      Energy Trading Company                                                                1,000              900            100
           WorldWide Web NetworX Corporation
           Entrade, Inc.
      Exelon Ventures Copr.                                                                 1,000              900            100
           UniGridEnergy, LLC
           CIC Global, LLC
           Exelon Capital Partners, Inc.                                                    1,000              900            100
                Extant, Inc.
                Permits Now (fka Softcomp)
                OmniChoice.com, Inc.
                Media Station, Inc.
                Enertech Capital Partners, II
           NEON Communications, Inc.
           VITTS Network Group, Inc.
      Exelon Infrastructure Services, Inc.                       Common Stock         150,000,000      119,144,070     30,855,930
           Exelon Infrastructure Services of Pennsylvania, Inc.
           Chowns Communications, Inc.
           Fischbach and Moore Electric, Inc.
           MRM Technical Group, Inc.
                Aconite Corporation
                Gas Distribution Contractors, Inc.
                Mid-Atlantic Pipeliners, Inc.
                Mueller Distribution Contractors, Inc.
                Mueller Energy Services, Inc.
                Mueller Pipeliners, Inc.
                Mechnical Specialties Incorporated
                Rand-Bright Corporation
           Syracuse Merit Electric, Inc.
           NEWCOTRA, Inc.
                Fischbach and Moore, Inc.
                Fischbach and Moore Electrical Contracting, Inc.
                T.H. Green Electric Co., Inc.
           Trinity Industries, Inc.
           OSP Consultants, Inc.
                International Communications Services, Inc.
                OSP, Inc.
                OSP Servicios, S.A. de C.V.
                OSP Telecom, Inc.
                OSP Telcomm de Mexico, S.A. de C.V.
                OSP Telcom de Colombia, LTDA
                OSP Telecommunications, Ltd.
                RJE Telecom, Inc.
                Utility Locate & Mapping Services, Inc.
           Dashiell Holdings Corp.
                Dashiell Corporation
                     Dacon Corporation
           VSI Group Inc
                International Vital Solutions Group, Inc.
           Michigan Trenching Service, Inc.
           Lyons Equipment, Inc.
      Adwin Equipment Company                                                               1,000                -          1,000
      Horizon Energy Company                                                                1,000                -          1,000
      East Coast Natural Gas Cooperative, LLP
 Unicom Assurance Company Ltd.
 UTECH Climate Challenge Fund, L.P.
 Utility Competitive Advantage Fund I, LLC
 Utility Competitive Advantage Fund II, LLC

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            Page 16

                             CONTINGENT LIABILITIES

(c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

                            AS OF SEPTEMBER 30, 2000


            Information regarding contingent liabilities of Exelon can be found in the following documents: Footnote 22 of the Annual Report of Unicom Corporation on Form 10-K for the year ended December 31, 1999 (File No. 1-11375), Footnote 6 of the Annual Report of PECO Energy Company on Form 10-K for the year ended December 31, 1999 (File No. 1-1401), the Quarterly Reports on Form 10-Q for Unicom and PECO for the quarters ended March 31, 2000 and June 30, 2000, Exhibit 99 of Exelon's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 for Unicom, and the Quarterly Report on Form 10-Q for PECO for the quarter ended September 30, 2000, and Item 1.E.i.f, Item 3.c, and Items 5.a and 5.b of the Financing U-1 (File No. 70-9693).



                                OTHER SECURITIES

(d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

            Information  with respect to Exelon's 1989 Long Term  Incentive Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000) and in Exelon's Form S-8 Registration Statement No. 333-49780. Information with respect to PECO Energy Company's 1998 Stock Option Plan and its Employee Savings Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000). Information with respect to PECO Energy Company's Deferred Compensation and Supplemental Pension Plan, Management Group Deferred Compensation and Supplemental Pension Plan, Unfunded Deferred Compensation Plan for Directors, and Employee Savings Plan, as well as Unicom Amended and Restated Long-Term Incentive Plan, the Unicom 1996 Directors' Fee Plan, the Unicom Retirement Plan for Directors, and the Commonwealth Edison Retirement Plan for Directors and the Commonwealth Edison Employee Savings and Investment Plan is set forth in Exelon's Form S-8 Registration Statement No. 333-49780.


                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amount at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in Item 8.

                            As of September 30, 2000

Name of Company                                      Number of Common   % Voting Power    Issuer Book
                                                     Shares Owned                       Value ($000)
----------------------------------------------------------------------------------------------------------
Exelon Corporation                                                         Public
  Commonwealth Edison Company                           183,745,893         99%          4,660,386
    Commonwealth Edison Company of Indiana, Inc.        1,108,084          100%             21,000
    ComEd Financing I                                   N/A                100%              6,190
    ComEd Financing II                                  N/A                100%              4,640
    ComEd Funding, LLC                                  N/A                100%             39,052
      ComEd Transitional Funding Trust                  N/A                100%          N/A

--------------------------------------------------------------------------------
                                                                         Page 17


    Commonwealth Research Corporation                         200          100%                200
    Concomber Ltd.                                      N/A                100%              1,200
    Edison Development Company                                741          100%             32,220
    Edison Development Canada, Inc.                         2,600          100%             13,385
      Edison Finance Partnership                        N/A                100%              6,977
  Unicom Assurance Company Ltd.                         N/A                100%          N/A
  Unicom Enterprises, Inc.                                    100          100%             10,000
    Unicom Energy Services, Inc.                              100          100%                  1
      Unicom Energy, Inc.                                     100          100%                  1
        Unicom Energy Ohio, Inc.                            1,000          100%             14,784
        All Energy, LLC                                 N/A                100%          N/A
    Systems Engineering and Management Corporation, Inc N/A                100%          N/A
    Unicom Mechanical Services, Inc.                          100          100%                  1
      Building Automated Systems and Services, Inc.         1,000          100%          N/A
      Bumler Heating and Specialties, Inc.                 10,005          100%          N/A
      Metropolitan Mechanical Contractors, Inc.            58,430          100%             21,347
      Hoekstra Building Automation, Inc.                      100          100%              5,145
      Access Systems, Inc.                                    100          100%              5,020
      Buckeye Acquisition Corporation                         100          100%              9,000
      Reliance Mechanical Corp.                               200          100%             79,755
    Unicom Power Holdings, Inc.                               100          100%                  1
    Unicom Power Marketing, Inc.                              100          100%          N/A
    Unicom Healthcare Management, Inc.                      1,110          100%              2,001
    UT Holdings, Inc.                                         100          100%             10,500
      Northwind Chicago, LLC                            N/A                100%              1,083
      Unicom Thermal Development, Inc.                        100          100%               (250)
      Unicom Thermal Technologies, Inc.                       100          100%             44,944
      Unicom Thermal Technologies Boston, Inc.                100          100%                187
        Northwind Boston, LLC                           N/A                 25%             11,230
      Unicom Thermal Technologies Houston, Inc.               100          100%              1,555
      Northwind Houston, LLC                            N/A                 25%                128
        Northwind Houston, LP                           N/A                 25%             13,147
      Unicom Thermal Technologies North America, Inc.          10          100%                  1
        Northwind Thermal Technologies Canada, Inc.            10          100%          N/A
          Unicom Thermal Technologies, Inc.                    10          100%              1,610
      UTT National Power, Inc.                                100          100%          N/A
        Northwind Midway, LLC                           N/A                100%          N/A
      UTT Nevada, Inc.                                        100          100%          N/A
        Northwind Aladdin, LLC                          N/A                 75%             12,000
        Northwind Las Vegas, LLC                        N/A                 50%                350
      UTT Phoenix, Inc.                                       100          100%          N/A
        Northwind Arizona Development, LLC              N/A                 50%          N/A
        Northwind Phoenix, LLC                          N/A                 50%          N/A
  Unicom Investment, Inc.                                     100          100%                  1
    Scherer Holdings 1, LLC                             N/A                100%            203,772
    Scherer Holdings 2, LLC                             N/A                100%            103,924
    Scherer Holdings 3, LLC                             N/A                100%            307,696
    Spruce Holdings G.P. 2000, LLC                      N/A                100%              7,316
    Spruce Holdings L.P. 2000, LLC                      N/A                100%            724,282
      Spruce Equity Holdings, L.P. (1% held by          N/A                100%            724,282
      Spruce G.P. and 99% by Spruce L.P.)
        Spruce Holdings Trust (sole beneficiary is      N/A                100%            731,598
        Spruce Equity Holdings, L.P.)
    Wansley Holdings 1, LLC                             N/A                100%            173,707
    Wansley Holdings 2, LLC                             N/A                100%             88,591
  Unicom Resources, Inc.                                      100          100%                  1
PECO Energy Company                                   174,890,482          100%           1,397,000
  PECO Energy Power Company                               984,000          100%              24,600
  (registrant and owner)
    Susquehanna Power Company                           1,273,000          100%              47,047
    The proprietors of the Susquehanna Canal (1)                           100%
  Susquehanna Electric Company                              1,000          100%              10,000
  Adwin Equipment Company                               N/A
  Eastern Pennsylvania Development Company                  1,000          100%               1,000
    Adwin Realty Company                                    1,000          100%               1,000
  Energy Trading Company                                    1,000          100%          N/A
  Exelon Infrastructure Services                       30,855,930           93%             348,297
    Exelon Infrastrucuture Services of Pa.              N/A                100%
    Chowns Communication, Inc.                          N/A                100%
    Fischbach and Moore Electric, Inc.                  N/A                100%
    MRM Technical Group, Inc.                           N/A                100%
    NEWCOTRA, Inc.                                      N/A                100%
    Syracuse Merit Electric, Inc.                       N/A                100%
    Trinity industries, Inc.                            N/A                100%
    OSP Consultants                                     N/A                100%
    Dashiell Holdings Corporation                       N/A                100%
    VSI Group, Inc.                                     N/A                100%
    Michigan Trenching Services, Inc.                   N/A                100%
    Lyons Equipments, Inc.                              N/A                100%

----------------------------------------------------------------------------------------------------
                                                                                             Page 18

  Exelon Ventures Corporation                           N/A                100%
    Exelon Capital Partners                             N/A                100%
  Horizon Energy Company                                    1,000          100%             100,000
    East Coast Natural Gas Cooperatives, LLP            N/A                 41.12%
  PECO Wireless, LLC                                    N/A                100%
    AT&T Wireless PCS of Philadelphia, LLC              N/A                 50%
    ATNP Finance Company                                N/A                100%
    PEC Financial Services, LLC                         N/A                100%
  PECO Energy Capital Corporation                           1,000          100%          N/A
    PECO Energy Capital, LP                             N/A                  3%
      PECO Energy Capital Trust II                      N/A                100%
      PECO Energy Capital Trust III                     N/A                100%
  PECO Energy Transition Trust                          N/A                100%          N/A
  PECO Hyperion Telecommunications                      N/A                50%           N/A

(1)      Inactive
     N/A Not applicable or not available




                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investment of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning investment or an amount in excess of $25,000 (whichever amount is the lesser). Give the principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and the amount at which the same are carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in Item 8.

                           As of September 30, 2000

Investor     Investee                                          Type                      Quantity        Cost         Carrying Value
------------------------------------------------------------------------------------------------------------------------------------
ComEd        Chicago Community Ventures, Inc.                  Common Shares              500            $50,000       $50,000

ComEd        Chicago Equity Fund                               Limited Partnership        N/A            $1,390,514    $1,390,514

ComEd        Dearborn Park Corporation                         Common Shares              10,000         $537,654      $537,654

ComEd        I.L.P. Fund C/O Chicago Capital Fund              Venture Capital Small      N/A            $250,000      $250,000
                                                               Business Fund

ComEd        Illinois Venture Fund (Unibanc Trust)             Venture Capital Fund       N/A            $71,320       $71,320

Unicom       Boston Financial Institutional Tax                Limited Partnership        N/A            $97,960       $87,242
             Credit Fund X, Related Corporate Partners
             IV, L.P.; Boston Financial Institutional
             Tax Credit Fund XIX; Related Corporate
             Partners XII, L.P., Boston Capital Corp.
             XIV, Boston Finanical Institutional Tax
             Credit Fund XXI, Related Corporate
             Partners XIV, L.P., Summit Corporate Tax
             Credit Fund II, USA Institutional Tax
             Credit Fund XXII

--------------------------------------------------------------------------------
                                                                         Page 19


Unicom       Pantellos Corporation                             Corporation                N/A            $4,439,210    $4,439,210

Unicom       Automated Power Exchange                          Competitive Power          1,500,000      $3,000,000    $3,000,000
                                                               Exchange Business

Unicom       UTECH Climate Challenge Fund, L.P.                Venture Capital            N/A            $4,582,713    $4,582,713
                                                               Investment

Unicom       Utility Competitive Advantage Fund I,             Venture Capital            N/A            $11,300,943   $11,300,943
             LLC and Utility Competitve Advantage              Investment
             Fund II, LLC

PECO         Utility Competitive Advantage                     Venture Capital                           $2,000,000    $6,802,878
             Fund I, LLC                                       Investment                 N/A

PECO         AmerGen Energy Company, LLC                       Limited Liability          N/A            $40,110,000   $100,000,000
                                                               Corporation

Exelon       UniGridEnergy, LLC                                Limited Liability          N/A            $518,055      $0
Ventures                                                       Corporation
Corporation

Exelon       CIC Global, LLC                                   Limited Liability          N/A            $1,000,000    $9,049,962
Capital                                                        Corporation
Partners,
Inc.

Exelon       Softcomp                                          Preferred Securities       1,230,001      $1,330,000    $2,019,641
Capital
Partners,
Inc.

Exelon       OmniChoice.com, Inc.                              Preferred Securities       1,684,920      $10,000,000   $9,020,489
Capital                                                        Series B
Partners,
Inc.

Exelon       Exotrope                                          Convertible Debentures     N/A            $500,000      $524,041
Capital
Partners,
Inc.

Exelon       Media Station, Inc.                               Preferred plus             214,286        $1,500,000    $1,500,000
Capital                                                        Warrants (Common)          48,702
Partners,
Inc.

Exelon       Enertech Capital Partners II                      Limited Partnership        N/A            $1,500,000    $2,226,759
Capital
Partners,
Inc.

Exelon       VITTS Network Group                               Redeemable Convertible     6,012,024      $30,000,000   $35,291,000
Ventures                                                       Preferred
Corp.

Energy       WorldWide Web NetworX Corporation                 Common shares              73,450         $316,753      $29,380
Trading
Company

Energy       Entrade                                           Common Shares              200,000        $1,489,115    $762,500
Trading
Company

Exelon       Neon                                              Common Shares            2,131,143        $4,000,000    $74,323,612
Ventures
Corp.
N/A Not applicable

                        INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

(a)  Debts owed to associate companies as of September 30, 2000:

--------------------------------------------------------------------------------

Name of Debtor              Name of Creditor          Amount Owed        Rate of Interest     Date of Maturity
-------------------------------------------------------------------------------------------------------------
Unicom Resources, Inc.      Unicom Corporation       $13,644,848         Variable             Revolver

Unicom Resources, Inc.      Unicom Corporation         4,829,000         Variable             Revolver

Unicom                      Unicom Corporation       618,940,600         Variable             Revolver

Enterprises, Inc.

Unicom Healthcare           Unicom                        50,000         Variable             Revolver
Management, Inc.            Enterprises, Inc.

Unicom Energy               Unicom                    49,687,000         Variable             Revolver
Services, Inc.              Enterprises, Inc.

Unicom Energy, Inc.         Unicom                    49,200,000         Variable             Revolver
                            Enterprises, Inc.

Unicom Power                Unicom                   130,530,000         Variable             Revolver
Holdings, Inc.              Enterprises, Inc.

Unicom Mechanical           Unicom                    89,224,524         Variable             Revolver
Services, Inc.              Enterprises, Inc.

UT Holdings, Inc.           Unicom                   234,955,258         Variable             Revolver
                            Enterprises, Inc.

Unicom Thermal              UT Holdings, Inc.        174,853,167         Variable             Revolver
Technologies, Inc.

Unicom Thermal              UT Holdings, Inc.          5,254,302         Variable             Revolver
Development, Inc.

UTT Boston, LLC             UT Holdings, Inc.          9,191,880         Variable             Revolver

UTT Houston, LLC            UT Holdings, Inc.         12,817,500         Variable             Revolver

UTT Canada                  UT Holdings, Inc.          1,737,089         Variable             Revolver

UTT National                UT Holdings, Inc.            133,310         Variable             Revolver
Power, Inc.

UTT Nevada, Inc.            UT Holdings, Inc.            349,628         Variable             Revolver

Northwind Midway, LLC       UT Holdings, Inc.            215,000         Variable             Revolver

PECO Wireless,LLC           PEC Financial          3,491,758,856           9.95%                  N.A.

PECO Wireless,LLC           PEC Financial            952,493,117          12.70%                  N.A.

PEC Financial               ATNP Finance Company   3,481,245,933           9.75%                  N.A.

PEC Financial               ATNP Finance Company     951,752,364          12.50%                  N.A.

Susquehanna Electric Co     PECO Energy Company           60,000           6.00%                  N.A.

PECO Energy Company         PECO Capital Corp.           520,833       Prime + 2pts.              N.A.

PECO Energy Company         PECO Capital Corp.           805,206       Prime + 2pts.              N.A.

PECO Energy Company         PECO Capital, LP          80,526,019          7.375%                  N.A.

PECO Energy Company         PECO Capital, LP          51,562,500           8.00%                  N.A.

AT&T Wireless PCS           PECO Wireless, LLC       153,419,000      AFR (semi-annual)      On demand


N.A. Not Available


(b)  Debts owed to others as of September 30, 2000:

                  BYPERMISSION OF THE STAFF OF THE COMMISSION,
                    "DEBTS OWED TO OTHERS" HAS BEEN OMITTED.

                                PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.


--------------------------------------------------------------------------------

                                                                                                           Total Payments as of
Lessee                     Lessor                                               Items Leased               September 30, 2000
--------------------------------------------------------------------------------------------------------------------------------
ComEd                     Amdahl Corp.                                          Computer Equipment                 $178,578

ComEd                     Comdisco Inc.                                         Computer Equipment                 $110,141

ComEd                     Forsythe Mcarthur                                     Computer Equipment                 $469,771
                          Associates Inc.

ComEd                     IBM Corporation                                       Computer Equipment               $2,782,296

ComEd                     Somerset Capital Group, Ltd.                          Computer Equipment                 $203,827

ComEd                     Storage Tek Financial                                 Computer Equipment                 $221,602
                          Services Corp

ComEd                     Xerox Corp.                                           Various Equipment                $2,208,028

ComEd                     CommEd Fuel Company, Inc.                             Nuclear Fuel Assemblies        $279,055,444 (1)

ComEd                     Chase Manhattan Trust Company                         Railcars                         $4,671,638

ComEd                     CIT Group/Equipment                                   Railcars                           $409,878
                          Financing Inc.

ComEd                     General Electric Railcar                              Railcars                         $1,087,065
                          Services Corporation (2)

ComEd                     Newcourt Capital USA, Inc. (3)                        Railcars                         $2,579,751

ComEd                     Transport Capital Rail                                Railcars                           $360,000
                          Partners, LLC

ComEd                     AT&T Global Real Estate                               Office Space                     $4,696,641

ComEd                     400 S. Jefferson LLC                                  Office Space                       $541,689

ComEd                     Julian Toft & Downey                                  Office Space                       $346,673

ComEd                     Oxford Bank                                           Office Space                       $198,734

ComEd                     Duke Realty                                           Office Space                     $2,396,740

ComEd                     Integral Systems                                      Office Space                       $186,135

ComEd                     Chicago Public Schools                                Office Space                       $461,352

ComEd                     Jones Lang LaSalle                                    Office Space                     $1,901,221

ComEd                     Loft Development Corporation                          Office Space                       $533,502

ComEd                     East Lake Management Corp.                            Office Space                        $83,639

ComEd                     Lincoln Atrium Management Corp.                       Office Space                     $1,406,297

ComEd                     James Morrison                                        Office Space                        $66,631

ComEd                     Prime Realty Group Trust                              Office Space                     $1,178,637

ComEd                     Alter Group                                           Office Space                       $284,504

ComEd                     Seaway National Bank                                  Office Space                        $93,614

ComEd                     77 W. Wacker Limited Partnership                      Office Space                        $63,002

ComEd                     20 S. Clark Owner's Group                             Office Space                       $106,105

ComEd                     J B Prentice Management                               Office Space                        $57,753

ComEd                     III Industrial Properties, Inc.                       Office Space                       $859,430
                                                                                                               ------------
                                                                                Total                          $309,800,318
                                                                                                               ============

Unicom Enterprises, Inc.   Dover Westchester, LLC                               Office Space                       $343,862
                                                                                                               ------------
                                                                                Total                              $343,862
                                                                                                               ============

Unicom Mechanical
Services, Inc.            Bank of Homewood                                      Office Space                        $56,129

Unicom Mechanical
Services, Inc.            Thomas F. Nelson                                      Office Space                        $72,917

Unicom Mechanical
Services, Inc.            KPS Limited Partnership                               Office Space                       $195,136

Unicom Mechanical
Services, Inc.            Suzanne S. Sprowl Trust                               Office Space                       $572,400
                                                                                                                   --------
                                                                                Total                              $896,582
                                                                                                                   ========

Unicom Energy, Inc.       PJF Investments                                       Office Space                       $108,369
                                                                                                                   --------
                                                                                Total                              $108,369
                                                                                                                   ========

Unicom Thermal
Technologies, Inc.        JPS Interests                                         Land                               $123,750

Unicom Thermal
Technologies, Inc.        Health Care Service Corp                              Office Space                       $567,750

Unicom Thermal
Technologies, Inc.        LaSalle National Trust N.A.                           Office Space                        $87,188

Unicom Thermal
Technologies, Inc.        Scribcor, Inc.                                        Office Space                       $220,500
                                                                                                                   --------
                                                                                Total                              $999,188
                                                                                                                   ========

PECO Energy Company       Verizon                                               Pole Attachments                $ 4,762,500

PECO Energy Company       United Jersey Bank,                                   Merrill Creek                   $10,938,759
                          As Owner Trustee
--------------------------------------------------------------------------------
                                                                         Page 22


PECO Energy Company       FV Office Partnership,                                Office Building                  $1,333,333
                          Limited Partnership

PECO Energy Company       Glenborough Realty Trust, Inc.                        Office Building                    $600,895

PECO Energy Company       Kennett Development Co. LLC                           Office Building                  $1,494,540

PECO Energy Company       Fox Realty Company                                    Office Building                    $187,495

PECO Energy Company       BET Investments                                       Office Building                     $54,299

PECO Energy Company       Bankers Leasing Corporation                           Capital Items (vehicles,        $19,339,368
                                                                                computers, and equipment)       ===========
                                                                                Total                           $38,711,189
                                                                                                                ===========

                                                                                Grand Total                    $350,859,508
                                                                                                               ============

(1) ComEd's regular lease payments covered the amortization of the nuclear fuel used in ComEd's reactors plus the lessor's related financing costs. On July 31, 2000, ComEd terminated its nuclear fuel lease arrangement. ComEd's termination payment to the lessor amounted to approximately $240 million and covered the value of the unused leased nuclear fuel in ComEd's reactors plus the lessor's related financing costs.


(2)  Lease was assigned to NBB North America Co., Ltd. as of June 26, 2000.


(3) Lease was assigned to National City Leasing Corporation as of September 30, 1999.


                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

Issuer              Title of       Amount Issued         Proceeds          Approximate   Name of              Underwriters
                    Issue          or Sold ($000)        Received by       Expenses of   Principal            Initial
                                                         Issuer per        Issuer per    Underwriters         Offering
                                                         $100 (before      $100                               Price
                                                         expenses)
-----------------------------------------------------------------------------------------------------------------------------
1996
Unicom              Common Shares       $13,471             $19.28         .035%          N/A                 N/A

ComEd               Pollution           $110,000            98.171%        .341%          J.P. Morgan         100%
                    Control First                                                         Securities
                    Mortage Bonds                                                         Inc.

                                                                                          First Chicago
                                                                                          Capital
                                                                                          Markets Inc.

ComEd               Pollution           $89,400             98.171%        .364%          J.P. Morgan         100%
                    Control First                                                         Securities
                    Mortage Bonds                                                         Inc.

                                                                                          First Chicago
                                                                                          Capital
                                                                                          Markets, Inc.

PECO Energy         Pollution           $34,000             100%           N.A.           Lehman              100%
                    Control Revenue                                                       Brothers
                    Refunding Bonds

1997
ComEd               7.375% Notes        $150,000            99.184%        .89%           Salomon             99.809%
                                                                                          Brothers Inc.

                                                                                          Merrill Lynch
                                                                                          & Co.

                                                                                          Paine Webber
                                                                                          Incorporated

ComEd               7.625% Notes        $150,000            99.258%        .92%           Salomon             99.908%
                                                                                          Brothers Inc.

---------------------------------------------------------------------------------------------------------------------
                                                                                                              Page 23


                                                                                          Merrill Lynch
                                                                                          & Co.

                                                                                          Paine Webber
                                                                                          Incorporated

ComEd               Capital             $154,640            100%           .30%           Salomon             100%
Financing II        Securities                                                            Brothers Inc.

                                                                                          Merrill Lynch
                                                                                          & Co.

                                                                                          Paine Webber
                                                                                          Incorporated

Unicom              Common Shares       $13,302             $18.87         .03%           N/A                 N/A

PECO Energy         Pollution           $17,240             100%           N/A            Goldman Sachs       N/A
                    Control Revenue                                                       & Company
                    Refunding Bonds

PECO Energy         Company             $50,000             100%           .788%          Smith Barney        100%
                    Obligated                                                             Inc.
                    Mandatorily
                    Redeemable                                                            Lehman
                    Preferred                                                             Brothers
                    Securities

1998
Unicom              Common Shares       $23,419             $38.14         N/A            N/A                 N/A

ComEd               6.95% Notes         $225,000            98.697%        1.11%          PaineWebber         99.572%
                                                                                          Inc.

                                                                                          Lehman
                                                                                          Brothers Inc.

                                                                                          ABN AMRO Inc.

                                                                                          The Bank of New
                                                                                          York

                                                                                          J.P. Morgan
                                                                                          Securities, Inc.

                                                                                          Artemis Capital
                                                                                          Group,

                                                                                          Blaylock &
                                                                                          Partners, L.P.

ComEd               Transitional        $3,400,000          99.489%        .64%           Goldman,                 99.959%
Transitional        Funding Trust                                                         Sachs & Co.,
Funding Trust       Notes

                                                                                          Merrill Lynch

                                                                                          Pierce, Fenner
                                                                                          & Smith Inc.

                                                                                          Salomon Smith
                                                                                          Barney Inc.

Unicom Thermal      7.38% Note          $120,000            100%           1.376%         Merrill Lynch,           100%
Technologies
                                                                                          Goldman Sachs

PECO Energy         Company             $78,100             100%           1%             Salomon                  100%
                    Obligated                                                             Smith Barney
                    Mandatorily
                    Redeemable                                                            Merrill Lynch
                    Preferred                                                             & Co.
                    Securities

1999
Unicom              Common Shares       $21,441             $39.23         N/A            N/A                      N/A

Unicom              8.300% Note         $6,025              100%           N/A            N/A                      N/A

Unicom              8.550% Note         $7,580              100%           N/A            N/A                      N/A

Unicom              8.875% Note         $6,880              100%           N/A            N/A                      N/A

Unicom              7.980% Note         $9,225              100%           N/A            N/A                      N/A

Unicom Thermal      7.680% Note         $11,523             100%           3.237%         ABN Amro                 100%
Technologies
------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Page 24

PECO Energy         Transition          A-1
                    Bonds               $244,470            99.977%        .35%           Salomon                  100%
                                                                                          Smith Barney
                                        A-2
                                        $275,371            99.928%        .40%           Goldman,
                                                                                          Sachs & Co.
                                        A-3
                                        $667,000            99.836%        .45%           Lehman
                                                                                          Brothers
                                        A-4
                                        $455,519            99.868%        .45%           First Chicago
                                                                                          Capital
                                                                                          Markets, Inc.
                                        A-5
                                        $464,600            99.839%        .50%           First Union
                                                                                          Capital
                                                                                          Markets Corp.
                                        A-6
                                        $993,386            99.871%        .50%           Commerce
                                                                                          Capital
                                                                                          Markets Corp.
                                        A-7
                                        $896,653            99.835%        .50%           Janney
                                                                                          Montgomery
                                                                                          Scott, Inc.

                                                                                          Pryor
                                                                                          McClendon
                                                                                          Counts &
                                                                                          Co., Inc.

2000
Unicom            Common Shares         $31,013             $24.69         N/A            N/A                      N/A

ComEd             Medium Term           $200,000            99.750%        .25%           Lehman                   100%
                  Notes                                                                   Brothers

                                                                                          Banc
                                                                                          of America
                                                                                          Securities, LLC

                                                                                          Banc One
                                                                                          Capital Markets,
                                                                                          Inc.

                                                                                          Chase
                                                                                          Securities, Inc.

                                                                                          ABN Amro,

                                                                                          BNY Capital
                                                                                          Markets, Inc.

                                                                                          Loop Capital
                                                                                          Markets, LLC

ComEd             Medium Term           $250,000            99.650%        .35%           Lehman                   100%
                  Notes                                                                   Brothers

                                                                                          Banc
                                                                                          of America
                                                                                          Securities, LLC

                                                                                          Banc One
                                                                                          Capital Markets,
                                                                                          Inc.

                                                                                          Chase
                                                                                          Securities, Inc.

                                                                                          ABN Amro,

                                                                                          BNY Capital
                                                                                          Markets, Inc.

                                                                                          Loop Capital
                                                                                          Markets, LLC

Unicom Thermal    9.090% Note           $28,000             100%           2.952%         ABN Amro                 100%
Technologies

Unicom            8.650% Note           $3,632              100%           N/A            N/A                      N/A

PECO Energy       Transition            A-1
                                        $110,000            99.99%         .20%           Salomon                  100%
                                                                                          Smith Barney
                                        A-2
                                        $140,000            99.90%         .30%           Goldman,
                                                                                          Sachs & Co.
------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Page 25

                                        A-3
                                        $398,838            99.751%        .50%           Banc One
                                                                                          Capital
                                                                                          Markets, Inc.
                                        A-4
                                        $352,161            99.772%        .50%           Banc of
                                                                                          America
                                                                                          Securities, LLC

                                                                                          Credit Suisse
                                                                                          First Boston

                                                                                          First Union
                                                                                          Securities, Inc.

                                                                                          Barclays
                                                                                          Capital

                                                                                          BNY Capital
                                                                                          Markets, Inc.

                                                                                          Mellon
                                                                                          Financial
                                                                                          Markets, LLC

                                                                                          Prudential
                                                                                          Securities

                                                                                          Janney
                                                                                          Montgomery
                                                                                          Scott, LLC

                                                                                          Pryor, Counts
                                                                                          & Co. Inc.

                                                                                          TD Securities


                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14(a). Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distributions of securities of the registrant or of any subsidiary.

            Certain information regarding agreements with respect to future distributions of securities of Exelon and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.E, subsections 1-4 and 6-7, Item 1.H and Item 1.I of the Financing U-1. Information with respect to Exelon's 1989 Long Term Incentive Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No.
         333-37082 (filed November 13, 2000) and in Exelon's Form S-8 Registration Statement No. 333-49780. Information with respect to PECO Energy Company's 1998 Stock Option Plan and its Employee Savings Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000). Information with respect to PECO Energy Company's Deferred Compensation and Supplemental Pension Plan, Management Group Deferred Compensation and Supplemental Pension Plan, Unfunded Deferred Compensation Plan for Directors, and Employee Savings Plan, as well as Unicom Amended and Restated Long-Term Incentive Plan, the Unicom 1996 Directors' Fee Plan, the Unicom Retirement Plan for Directors, and the Commonwealth Edison Retirement Plan for Directors and the Commonwealth Edison Employee Savings and Investment Plan is set forth in Exelon's Form S-8 Registration Statement No. 333-49780.

14(b). Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate company thereof.

            The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.

--------------------------------------------------------------------------------
                                                                         Page 26

                  TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (a) The twenty largest registered holders of common stock of Exelon, as of January 16, 2001.


  Title of Issue              Holder of Record and Address      Number of Shares    Percent of Class
                                                                    Owned
-------------------------------------------------------------------------------------------------------
Exelon Common Stock           CEDE & Co.                         242,860,551              76.06%
                              P. O. Box 20
                              Bowling Green Station
                              New York, NY 10274

Exelon Common Stock           Stanley & Co.                       43,506,618              13.63%
                              P. O. Box 2598
                              Jersey City, NJ 07303

Exelon Common Stock           First Chicago Trust Co.              4,318,008               1.35%
                              As Exchange Agent For
                              Unicom UNEX02 & Co.
                              T&E Control Group
                              P. O. Box 2565
                              Jersey City, NJ 07303

Exelon Common Stock           Unicom Stock Deferral Plan             454,802                .14%
                              James Bugaski
                              The Northern Trust Co.
                              50 S. LaSalle St. Fl 8-11
                              Chicago, IL 60675

Exelon Common Stock           SPP & Co.                              260,229                .08%
                              P. O.Box 2598
                              Jersey City, NJ 07303

Exelon Common Stock           Vol & Co.                              192,677                .06%
                              P. O. Box 2598
                              Jersey City, NJ 07303

Exelon Common Stock           MSSTC & Co.                            126,831                .04%
                              P. O. Box 2596
                              Jersey City, NJ 07303

Exelon Common Stock           Unicom Stock Deferral Plan             125,194                .04%
                              James Bugaski
                              The Northern Trust Co.
                              50 S. LaSalle St. Fl 8-11
                              Chicago, IL 60675

Exelon Common Stock           Hart Securities Ltd                    110,000                .03%
                              Anthony Bonanno
                              Gibson Dunn & Crutcher
                              1050 Connecticut Ave. NW 900
                              Washington, DC 20036

Exelon Common Stock           Biagio Demento &                        96,582                .03%
                              Cosima Demento JT TEN
                              829 Paddock Dr.
                              Newtown Square, PA 19073

Exelon Common Stock           Seymore Graff                           45,053                .01%
                              1923 N. 15th St.
                              Reading, PA 19604

Exelon Common Stock           Edward A. Cox, Jr.                      43,750                .01%
                              119 Indian Trail Rd.
                              Oak Brook, IL 60521

Exelon Common Stock           Ora S. Stopyra TTEE U A DTD             41,229                .01%
                              Revocable Living Trust
                              15043 Endicott St.
                              Philadelphia, PA 19116

--------------------------------------------------------------------------------
                                                                         Page 27


Exelon Common Stock           Clarence B. Bowman &                    40,928                .01%
                              Regena M. Bowman JT TEN
                              68 Brennan Dr.
                              Bryn Mawr, PA 19010

Exelon Common Stock           Henry Tiger                             40,584                .01%
                              4316 N. Lawrence St.
                              Philadelphia, PA 19140

Exelon Common Stock           CEDE & Co.                              38,363                .01%
                              C/O Depository Trust Co.
                              P. O. Box 20
                              Bowling Green Station
                              New York, NY 10274

Exelon Common Stock           Thomas J. Sweeney                       34,508                .01%
                              5345 Bowmanville
                              Chicago, IL 60625

Exelon Common Stock           Herman F. Strouse &                     31,458                .01%
                              Dorothy M. Strouse JT TEN
                              Apt. 515
                              824 Lisburn Rd.
                              Camphill, PA 17011

Exelon Common Stock           Isadore E. Schultz                      28,840                .01%
                              1252 Passmore St.
                              Philadelphia, PA 39111

Exelon Common Stock           James J. O'Connor                       28,594                .01%
                              1500 Lake Shore Dr.
                              Apt. 5C
                              Chicago, IL 60610


     (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

          As of January 16, 2001, there were 16,677 shareholders of record holding 1,000 shares or more, for a total of 283,554,827 shares.

     (c) Number of shareholders of record each holding less than 1,000 shares, and aggregate number of shares so held.

          As of January 16, 2001, there were 184,468 shareholders of record holding less than 1,000 shares, for a total of 35,673,149 shares.




                        OFFICERS, DIRECTORS AND EMPLOYEES

16(a). Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

         State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

16(b). Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

--------------------------------------------------------------------------------
                                                                         Page 28

16(c). Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

16(d). Contracts. If any such director, trustee, or officer as aforesaid: (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or, (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or, (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

         By permission of the Staff of the Commission, information required to be disclosed pursuant to Items 16(a) through 16(d) is not set forth herein. In lieu thereof, information in respect thereof is set forth in
         (i) the Joint Proxy Statement/Prospectus for 2000 Annual Meetings of Shareholders and Prospectus of Unicom Corporation and PECO Energy Company, (ii) the Annual Report on Form 10-K for the year ending December 31, 1999 for Unicom Corporation, and (iii) the Annual Report on Form 10-K for the year ending December 31, 1999 for PECO Energy Company, and such information is hereby incorporated by reference.

16(e). Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under
         Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.


         1. Edward A. Brennan: Member of Board of Directors of Unicom and ComEd from 1995 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Morgan Stanley Dean Witter & Co., investment banker. Authorized pursuant to Rule 70(b).

         2. Carlos H. Cantu: Member of Board of Directors of Unicom and ComEd from 1998 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of First Tennessee National Corporation, commercial banking institution. Authorized pursuant to Rule 70(b).

         3. Edgar D. Jannotta: Member of Board of Directors of Unicom and ComEd from 1994 through the merger closing; member of Board of Directors of Exelon since the merger closing, and Senior Director of William Blair & Co., L.L.C., investment banker. Authorized pursuant to Rule 70(b).

--------------------------------------------------------------------------------
                                                                         Page 29

         4. John W. Rogers: Member of Board of Directors of Unicom and ComEd from 1999 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Bank One Corporation, commercial banking institution. Authorized pursuant to Rule 70(a).

         5. John W. Rowe: Member of Board of Directors of Unicom and ComEd from 1998 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Fleet Boston Financial, commercial banking institution. Authorized pursuant to Rule 70(b).



                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

        To the knowledge of Exelon, there is no substantial interest of any trustee under indentures executed in connection with any outstanding issue of securities.



                   Service, sales, and construction contracts

18. As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.


Note: This item is intended to apply to service, sales or construction contracts within the scope of Section 13. It is not intended to apply to any contracts for purchase of power or gas or ordinary contracts for materials and supplies, printing, etc., made with non-affiliates.

     1. ComEd provides services to or receives services from affiliates in accordance with an Affiliated Interests Agreement ("AIA") approved by the Illinois Commerce Commission. The form of the AIA is attached as Exhibit H-1. A summary of the service provider, recipient, description of the work, the annual dollar volume, and pricing was filed as Exhibit B-3.3, Part A, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000. Included in such summary is a description of services provided to certain governmental customers of ComEd by affiliates of ComEd pursuant to pass-through arrangements and the AIA.

--------------------------------------------------------------------------------
                                                                         Page 30

     2. PECO provides services to or receives services from affiliates in accordance with a Mutual Services Agreement ("MSA") approved by the Pennsylvania Public Utilities Commission. The form of the MSA is attached as Exhibit H-2. A summary of the service provider, recipient, description of the work, the annual dollar volume, and pricing was filed as Exhibit B-3.3, Part A, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000.

     3. Exelon Business Services Company is the service company subsidiary for the Exelon system and provides Exelon, PECO, ComEd, Exelon Generation Company, LLC and non-utility subsidiaries with a variety of services. Such services are provided pursuant to the terms of the form of the General Services Agreement, which is attached as Exhibit H-3.

     4. Certain affiliates of ComEd and PECO provide services to ComEd or PECO, or both, other than "at-cost", as discussed in Item 3.C.4.c of the Merger U-1. A list and summary of such transactions, contracts and arrangements was filed as Exhibit B-3.3, Part B, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000. Copies of affiliate arrangements for services other than at cost were provided to the staff in paper form on September 18, 2000. Additional copies will be provided on request. Additional information describing the business of Exelon Infrastructure Services was filed confidentially with the Commission as Exhibit N-1 to the Merger U-1.


                                   LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

     (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

     (2)  Proceedings involving any franchise claimed by any such company;

     (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

     (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company; and

     (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

               Information regarding litigation involving Exelon and its subsidiary companies is incorporated by reference to the following documents: Item 3 of the Annual Report of Unicom Corporation on Form 10-K for the year ended December 31, 1999 (File No. 1-11375), Item 3 of the Annual Report of PECO Energy Company on Form 10-K for the year ended December 31, 1999 (File No. 1-1401), the Quarterly Reports on Form 10-Q for Unicom and PECO for the quarters ended March 31, 2000 and June 30, 2000, Item 1 of the Quarterly Report on Form 10-Q for ComEd for the quarter ended September 30, 2000 and Footnote 7 of the Quarterly Report on Form 10-Q for PECO Energy Company for the quarter ended September 30, 2000.


--------------------------------------------------------------------------------

                                    EXHIBITS

EXHIBIT A.        Furnish a corporate  chart showing  graphically  relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

                  Corporate charts of PECO and Unicom are being provided under cover of Form SE as Exhibits A-1 and A-2.


EXHIBIT B.        With respect to the registrant and each  subsidiary  company
                  thereof,  furnish  a  copy  of  the  charter,   articles  of
                  incorporation,  trust agreement,  voting trust agreement, or other  fundamental  document of organization,  and a copy of its bylaws,  rules,  and regulations,  or other  instruments corresponding  thereto.  If such  documents do not set forth
                  fully  the  rights,  priorities,    and  preferences  of the
                  holders  of each  class of capital  stock  described  in the answer  to  Item  8(b)  and  those  of  the  holders  of any warrants,  options  or  other  securities  described  in the answer to Item 8(d), and of any  limitations on such rights, there  shall also be  included  a copy of each  certificate, resolution,  or other document establishing or defining such rights and  limitations.  Each such document shall be in the
                  amended   form   effective   at  the  date  of  filing   the
                  registration statement or shall be accompanied by copies of any amendments to it then in effect.

                       By permission of the Staff of the Commission,  in lieu of
                  the exhibits required hereunder, the disclosure requirements for Exhibit B have been limited to (i) the state of incorporation for Exelon and each of its subsidiary companies;
                  (ii) a brief description of every subsidiary company of Exelon; and (iii) a brief description of every subsidiary company of Exelon including a statement as to whether each such company is active or inactive. Such information is set forth in Items 4 and 5 hereof.

EXHIBIT C.(a)     With  respect  to each  class of  funded  debt  shown in the answers  to  Items  8(a)  and  8(c),  submit  a copy  of the indenture or other fundamental  document defining the rights of the holders of such security, and a copy of each contract
                  or  other   instrument   evidencing  the  liability  of  the
                  registrant  or a subsidiary  company  thereof as endorser or guarantor of such security. Include a copy of each amendment
                  of  such  document  and  of  each  supplemental   agreement,
                  executed  in  connection  therewith.  If there have been any
                  changes  of  trustees  thereunder,   such  changes,   unless
                  otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

              OMITTED BY PERMISSION OF THE STAFF OF THE COMMISSION.

--------------------------------------------------------------------------------
                                                                         Page 32

          (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

              OMITTED BY PERMISSION OF THE STAFF OF THE COMMISSION.

EXHIBIT D.        A  consolidating  statement  of  income  and  surplus  of  the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

                  The Pro Forma Financial Statements for Exelon Corporation as filed in the Form 8-K/A dated October 20, 2000 (File No. 1-16169) and filed on November 15,2000 are attached herewith as Exhibit D-1.

EXHIBIT E.        For each public utility  company and natural gas producing and pipe  line  property  in the  holding  company  system  of the
                  registrant,   furnish  the  following   maps   (properties  of
                  associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

(2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants -- kind and capacity;

     (b) Transmission lines -- voltage, number of circuits, kind of supports, kind and size of conductors;

     (c)  Transmission substations -- capacity;

     (d)  Distribution substation -- capacity; and

     (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises.

(3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas; and

(4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants -- kind and daily capacity;
     (b)  Holders -- kind and capacity;
     (c)  Compressor stations -- capacity in horsepower;
     (d) Transmission pipe lines -- size, approximate average transmission pressure and the estimated daily delivery capacity of the system;
     (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises; and
     (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

          The maps required by this exhibit are being filed under cover of Form SE.

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                                                                         Page 33

EXHIBIT F.        Furnish an accurate  copy of each  annual  report for the last fiscal  year  ending  prior to the date of the  filing of this
                  registration   statement,   which  the   registrant  and  each
                  subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                  Unicom's 1999 Annual Report to Shareholders has been provided as Exhibit F-1 hereto. PECO's 1999 Annual Report to Shareholders has been provided as Exhibit F-2 hereto. Unicom's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-11375) and PECO's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-1401), are each incorporated by reference herein.

EXHIBIT G.        Furnish a copy of each annual report that the  registrant  and each public  utility  subsidiary  company  thereof  shall have
                  filed  with  any  State  Commission  having   jurisdiction  to
                  regulate  public  utility  companies  for the last fiscal year
                  ending   prior  to  the  date  of  filing  this   registration
                  statement.  If any  such  company  shall  have  filed  similar
                  reports  with  more  than  one  such  State  commission,   the
                  registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power
                  Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                  1. 1999 Annual Report of ComEd on FERC Form 1 to the FERC (filed herewith as Exhibit G-1 on Form SE).

                  2. 1999 Annual Report of PECO Energy on FERC Form 1 to the FERC (filed herewith as Exhibit G-2 on Form SE).

                  3. 1999 Annual Report of Susquehanna Electric Company on FERC Form 1 to the FERC (filed herewith as Exhibit G-3 on Form SE).

                  4. 1999 Annual Report of ComEd of Indiana on FERC Form 1 to the FERC (filed herewith as Exhibit G-4 on Form SE).

EXHIBIT H.        Typical forms of service,  sales, or construction  contracts described in answer to Item 18.

                  1.   The form of the A1A is filed herewith as Exhibit H-1.

                  2.   The form of the MSA is filed herewith as Exhibit H-2.

                  3. The form of the General Services Agreement is filed herewith as Exhibit H-3.

                  4. Copies of affiliate arrangements for Services Other Than at Cost were provided to the Staff in paper form on September 18, 2000.

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                                                                         Page 34

This registration statement is comprised of:

     (a)  Pages numbered 1 to 90 consecutively.

     (b) The following Exhibits: the Exhibits shown on the attached exhibit index.




                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Chicago and State of Illinois on the 23rd day of January, 2001.

                                               EXELON CORPORATION

                                               By: /s/ Randall E. Mehrberg
                                                   -----------------------------
                                                   Name: Randall E. Mehrberg
                                                   Title: Senior Vice President
                                                          and General Counsel



Attest:

/s/ Scott N. Peters
---------------------
(Assistant Secretary)





                                  VERIFICATION

State of Illinois
County of Cook

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated January 23, 2001 for and on behalf of Exelon Corporation; that he is the Senior Vice President and General Counsel of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                   /s/ Randall E. Mehrberg
                                                   -----------------------------



Subscribed and sworn to before me, a notary public this 23rd day of January, 2001

/s/ Mary L. Kwilos
------------------
My commission expires
     October 26, 2001

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                                                                         Page 35

                                INDEX OF EXHIBITS

EXHIBIT NO.         DESCRIPTION

         A-1        Corporate chart of PECO (filed herewith on Form SE).

         A-2        Corporate chart of Unicom (filed herewith on Form SE).

         D-1 Pro Forma Financial Statements of Exelon Corporation as filed in the Form 8-K Amendment on October 20, 2000.

         E-1 Map of Gas Territory Served by PECO Energy Company (filed herewith on Form SE).

         E-2 Map of Electric Territory Served by PECO Energy Company (filed herewith on Form SE).

         E-3        Map of ComEd Territory Boundary (filed herewith on Form SE).

         E-4        Map of ComEd Overhead Transmission Lines (filed herewith on
                    Form SE).

         E-5 Map of PECO Energy Company Transmission System (filed herewith on Form SE).

         F-1 Unicom's 1999 Annual Report to Shareholders (filed herewith on Form SE).

         F-2 PECO's 1999 Annual Report to Shareholders (filed herewith on Form SE).

         G-1 1999 Annual Report of ComEd to the FERC (FERC Form 1) (filed herewith on Form SE).

         G-2 1999 Annual Report of PECO Energy to the FERC (FERC Form 1) (filed herewith on Form SE).

         G-3 1999 Annual Report of Susquehanna Electric Company to the FERC (FERC Form 1) (Filed herewith on Form SE).

         G-4 1999 Annual Report of ComEd of Indiana to the FERC (FERC Form 1) (Filed herewith on Form SE).

         H-1        ComEd Affiliated Interest Agreement

         H-2        PECO Mutual Services Agreement

         H-3        Exelon General Services Agreement

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